Exhibit 21.1

List of Subsidiaries and VIEs of Planet Green Holdings Corp.

Subsidiaries	Place of Incorporation
Promising Prospect Limited	British Virgin Islands
Shine Chemical Co., Ltd.	Cayman Islands
Allinyson Ltd.	State of Colorado
Fast Approach Inc.	Canada
Lucky Sky Planet Green Holding Co. Limited	Hong Kong
Bless Chemical Co., Ltd.	Hong Kong
Jiayi Technologies (Xianning) Co., Ltd.	PRC
Shanghai Shuning Advertising Co, Ltd.	PRC
Shandong Yunchu Supply Chain Co., Ltd.	PRC
Jingshan Sanhe Luckysky New Energy Technologies Co., Ltd.	PRC
Bulaisi Technology Co., Ltd.	PRC
Guangzhou Haishi Technology Co., Ltd.	PRC

Variable Interest Entities	Place of Incorporation
Jilin Chuangyuan Chemical Co., Ltd.	PRC
Xianning Xiangtian Energy Holdings Group Co., Ltd.	PRC